12g3-2(b)

RECEIVED

2007 NOV -5 A [illegible]

082-04575

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

07027819

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 2nd November 2007

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of October.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

PROCESSED
NOV 08 2007
THOMSON
FINANCIAL

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7
FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	ERMOLLI	NOME / FIRST NAME	BRUNO

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	MEDIASET

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[a]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	ERMOLLI	NOME / FIRST NAME	BRUNO

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[a]	CODICE ISIN / ISIN CODE[a]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[a]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[a]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[a]	NOTE / NOTES
02/10/2007	A	IT0001063210	MEDIASET	AZO	19,000	7.2597	137,934.3	MERC-IT	Unica operazione valorizzata al p. m. ponderato
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							137,934.3		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3 SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3															
DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													137,934.3		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincide con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appoinaed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

GRUPPO MEDIASET

Today Telecinco our controlled company has disclosed the following press release

Madrid, 31 October 2007

Financial results for the nine-month period ended September 2007

TELECINCO'S NET PROFIT UP 14.6%, UNDERPINNED BY AUDIENCE SHARE LEADERSHIP, COMMERCIAL STRATEGY AND COST MANAGEMENT

- **Net profit is €262.82 million**
- **Telecinco is the leading television channel in 2007 in terms of audience share and the only one showing a share of over 20% in terms of total day share (20.4%) prime-time share (20.7%) and commercial target share (22.7%)**
- **Grupo Publiespaña had record gross advertising revenues of €750.54 million, an increase of 9.6% compared to the same period in 2006. Net advertising revenues up 9.5% to €717.92 million**
- **Net revenues up 10% to €770.95 million**
- **At €361.55 million, EBIT is up 13.9% on the same period in 2006**

A consistent and stable programming with a strict control of costs, an audience share of 20.4% for the year to date and a 9.5% growth in net advertising revenues are the factors underpinning the 14.6% growth in Telecinco's net profit for the nine-month period ended in September. Despite more intense competition, Telecinco has managed not only to improve its financial results, but also to achieve a record outperformance compared with its traditional competitors, increasingly widening the gap with the second and third-leading operators.

With only one quarter left to end the fiscal year, Telecinco saw a new **record profit for the January-September period**, re-stating its position as one of the most profitable television networks in Europe and Spain's number one operator in terms of audience share, advertising sales, operating margins, cash generation and stockmarket value. Outperformance in these metrics has led Telecinco to

obtain its all-time best results in revenues and operating margins (adjusted EBITDA and EBIT), as well as net profit.

Telecinco expands revenues, margins and profit

Telecinco has achieved new records in the first nine months of 2007 with net advertising revenues of €717.92 million, up 9.5% on €655.69 million for the same period in 2006.

The channel has again grown its EBIT and EBITDA operating margins on the back of the high figures reported in 2006 and despite new competition. The gross operating margin (adjusted EBITDA) reached €366.16 million, up by 13.7% on the first nine months of 2006. The company's EBIT was €361.55 million, up 13.9% on the same period in 2006 (€317.31 million).

Pre-tax profit leapt from €324.62 million in the first nine months of 2006 to €370.97 million, an increase of 14.3%.

Net profit totalled €268.82 million, representing an increase of 14.6% on the same period in 2006 (€229.30 million).

Grupo Publiespaña leads the market with a new record in gross advertising revenues

Between January and September 2007, Grupo Publiespaña has confirmed its leadership position in terms of turnover in Spain's television market with gross advertising revenues of €750.54 million, representing an increase of 9.6% on the same period in 2006 (€685.08 million). Telecinco's advertising operator has set new records and continues to lead the television advertising market in Spain.

Profitability-driven cost management

For the year to September 2007, total operating costs grew by 6.7% compared to the same period in 2006, to €409.40 million. This growth is in line with the channel's targets for its television operations and includes costs associated with the consolidation of Jumpy and the incorporation of Mediacinco Cartera S.L.

Telecinco heads the year-to-date audience share ranking with 20.4%, almost 3 percentage points more than its competitors

The broadcast of new programmes that attracted the audience, together with well-established serials and shows in which the company introduced innovations, have placed Telecinco's programming as the most robust and consistent in Spain's broadcast industry. Telecinco's strong performance in all time slots, particularly in the prime-time slot, has enabled the channel to remain as the only television with an audience share of over 20% - **20.4%**, almost 3 percentage

points more than Antena 3 (17.5%) and 3.2 percentage points more than TVE 1 (17.2%).

This figure places Telecinco as the best performer compared to the same period in 2006, showing a year-on-year decrease of only 0.9 points, compared with Antena 3's steep decline of 2.1 points and TVE 1's decline of 1 point.

For the year to date, Telecinco has increased its daily average to 20.7% in the prime time slot, widening the gap with Antena 3 (17%) to 3.7 points and with TVE 1 (16.8%) to 3.9 points. Similarly, Telecinco's prime time appears to be the least affected by increasing competition with a decline of only 0.8 points compared with the January-September period in 2006. TVE 1 dropped 1.4 points and Antena 3 showed again the greatest year-on-year decline, with its prime time down by a remarkable 2.4 points.

January - 30 October 2007

	Telecinco	**Antena 3**	**TVE 1**
Total day	**20.4%**	17.5%	17.2%
Prime time	**20.7%**	17.0%	16.8%

As for the commercial target, Telecinco maintains its traditional leadership both in terms of **total day share with 22.7%** - 5.2 points more than Antena 3 (17.5%) and 9.3 points more than TVE 1 (13.4%) - and **prime-time share with 23.3%**, widening the gap with Antena 3 (16.8%) to 6.5 points and with TVE 1 (13.4%) to almost 10 points:

	Telecinco	**Antena 3**	**TVE 1**
Commercial target - Total day 2007	**22.7%**	17.5%	13.4%
Commercial target - Prime time 2007	**23.3%**	16.8%	13.4%

Comments by Paolo Vasile and Giuseppe Tringali, chief executives of Telecinco

In the opinion of **Paolo Vasile**, ***"figures for the first nine months of 2007 are extremely rewarding and encourage us to further our content and business strategy. In spite of the dramatic changes in the industry, Telecinco has been able to tighten the loyalty bonds with its audience to create a notable distance with its rivals. We are very grateful to our viewers, who day after day demonstrate that they prefer Telecinco and its programmes, be they classical, new, entertainment or news. It is a reward for the daily efforts of a team that is truly committed to accompany viewers".***

"We are very pleased with our strong results in the third quarter, which we hope will have helped us to increase our market share. Our results are the direct consequence of the entire company's commitment, of our work philosophy and our humble desire to improve day by day. For us, it is very clear that content and advertising leadership can only be achieved by constantly winning the confidence of the audience and the companies that select us as their channel of choice with their investments. This

confidence is the driving force behind our ongoing efforts to continue offering best-in-class service to the market", said **Giuseppe Tringali.**

TELECINCO PRESS OFFICE

Department of Communications and Corporate Image
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/

Today Telecinco our controlled company has disclosed the following press release

Madrid, 31 October 2007

WE SPECIFY THAT THE CORRECT FIGURE OF TELECINCO'S NET PROFIT IS THE ONE EXPRESSED IN THE FIRST HEADLINE OF THE PRESS RELEASE: 262,82 MILLION

TELECINCO PRESS OFFICE

END